

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Ryan Polk
Chief Financial Officer
SideChannel, Inc.
146 Main Street, Suite 405
Worcester, MA 01608

> **Re: SideChannel, Inc.**
> **Schedule TO-I Filed November 7, 2023**
> **File No. 005-83375**

Dear Ryan Polk:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed November 7, 2023

General

1.   The cover page of your Schedule TO includes a check box for offsetting filing fees and related captions. This is not included in the current version of Schedule TO and should be removed from future filings.

2.   See the comment above. We note that the filing fee calculation included on the cover page of your Schedule TO and the supporting table filed as Exhibit 107 only factor in the maximum amount of new Shares in determining the transaction value. Please update the transaction value, and filing fee, to also reflect the maximum amount of New Warrants that may be issued in the Offer. See Exchange Act Rule 0-11(b)(2). Additionally, please revise Exhibit 107 to conform with the format specified in Schedule TO under the heading "Calculation of Filing Fee Tables."

3.   Throughout the Offer to Exchange, we have noticed several instances where the undefined term "Warrants" is used instead of 2021 Investor Warrants. Please revise to consistently

use the defined term 2021 Investor Warrants, or another defined term, to refer to the warrants that are subject to the Offer to Exchange to prevent any confusion about who is eligible to participate in the Offer.

4.   Throughout your Schedule TO and the Offer to Exchange, we have noticed several instances where references to the New Warrants appear to be missing as part of the Offer's consideration. For example, Item 7(a) of your Schedule TO only refers to funding not being required to issue the new Shares. Additionally, Section 10 of the Offer to Exchange (Material U.S. Federal Income Tax Consequences) only considers the tax consequences of exchanging the 2021 Investor Warrants for the Shares. Please revise.

5.   Under Item 4(a) of your Schedule TO, you state that "[o]ur Certificate of Incorporation authorizes the issuance of 10,0000,000 [sic] undesignated shares of Preferred Stock . . . ." Please revise to disclose the correct number of shares.

6.   Refer to the following statement made on page iii of the Offer to Exchange: "If you want to tender your 2021 Investor Warrants, but your other required documents cannot be delivered to the Company before the Expiration date of the Offer, then you can still tender your 2021 Investor Warrants if you comply with the procedures described in Section 2." As there are no guaranteed delivery procedures outlined in Section 2 of the Offer to Exchange, please revise to clarify what specific procedures you are referring to here, or delete.

7.   Revise the Offer to Exchange to include a section prominently describing all material terms of the New Warrants being offered. We note that the features of the New Warrants were amended on November 14, 2023 at a time when, according to Amendment No. 1 to your Schedule TO, approximately 23% of the 2021 Investor Warrants have already been tendered. Given the materiality of changing the offer consideration, including removing the Cashless Exercise restriction from the New Warrants, the amended Offer to Exchange addressing these comments should be disseminated to target security holders in the same manner as was done with the initial Offer to Exchange, with sufficient time remaining in the Offer Period for target security holders to react to these changes. Please confirm your understanding in your response letter.

Procedure for Tendering Warrants, page 6

8.   Under the subheading "Withdrawal Rights," on page 7 of the Offer to Exchange, disclose that tendering holders of 2021 Investor Warrants may withdraw their tenders if not accepted for exchange after the expiration of forty business days from the commencement of the Offer. See Rule 13e-4(f)(2)(ii).

9.   On page 7 of the Offer to Exchange, in the first paragraph under the subheading "Withdrawal Rights," you state that "[d]elivery of the Withdrawal Form by facsimile or email will not be accepted," whereas the first sentence of that paragraph and the Withdrawal Form indicate that email is an acceptable method of delivery. Please revise to address this discrepancy. Additionally, if the Withdrawal Form will be accepted via email

delivery, then provide an email address where forms can be submitted in the "Withdrawal Rights" section.

10. Refer to the following statements on page 8 of the Offer to Exchange: "We will determine, in our discretion, all questions as to form, validity, including time of receipt, eligibility and acceptance of any tender of 2021 Investor Warrants or withdrawal of tendered 2021 Investor Warrants. Our determination of these matters will be final and binding on all parties." Please revise these statements to include a qualifier that warrant holders are not foreclosed from challenging your determination in a court of competent jurisdiction. Also, add a similar qualifier to the bolded language in all caps at the end of the subsection entitled "Withdrawal Rights."

11. On page 8 of the Offer to Exchange, you state: "[u]pon the terms and subject to the conditions of the Offer, we expect, upon the expiration of the Offer, to . . . issue Common Stock and New Warrants in exchange for tendered Warrants pursuant to the Offer . . . ." Please revise to disclose your anticipated timing for issuing the Common Stock and New Warrants after the Expiration Date, ensuring that payment for or return of tendered securities is made promptly. See Rule 13e-4(f)(5).

12. Refer to the following statement made at the top of page 9 of the Offer to Exchange: "If you tender Warrants pursuant to the Offer, you will receive legended Shares and you will generally be entitled to 'tack' your holding period of the 2021 Investor Warrants so tendered for purposes of Rule 144 under the Securities Act." If true, please revise to clarify that the Shares received by participating holders of the 2021 Investor Warrants will be restricted securities, and please reconcile with your statement, on page 6 of the Offer to Exchange, that the new securities are being issued in reliance on the exemption set forth in Section 3(a)(9) of the Securities Act of 1933.

Background and Purpose of the Offer, page 10

13. Revise the subheading "Purpose of the Offer," starting on page 10 of the Offer to Exchange, to address the tender offer for Company warrants (including the 2021 Investor Warrants) conducted by the Company in August 2023. Please explain why the terms of this Offer to Exchange differ from that previous tender offer and how those differences are consistent with the purpose(s) for conducting this Offer.

14. On page 11 of the Offer to Exchange, you describe the Board of Directors' "discretionary authority" to implement a reverse stock split, but state that "[t]he Board of Directors has not yet determined what if any action will be taken pursuant to this reverse-split authorization." Please describe how a future reverse stock split would impact the holders of the 2021 Investor Warrants and impact their decision to tender (or not). Also, revise similar disclosure elsewhere in the Offer to Exchange and your Schedule TO accordingly. Finally, revise here and under the subheading "Purpose of the Offer," on page 10 of the Offer to Exchange, to explain how undertaking a reverse stock split after the Offer to Exchange is consistent with the stated purpose of "increasing the public float in the

market" as expressed there.

<u>Transactions and Agreements Concerning the Warrants, page 12</u>

15.   We note the disclosure here that the Company has engaged Paulson as a consultant in connection with this Offer to Exchange. Please provide the disclosure required by Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

<u>Financial Information Regarding the Company, page 12</u>

16.   Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov. Please revise the Offer to Exchange to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure in the same manner as the original offer materials.

17.   Please update the book value per share disclosed in this section of the Offer to Exchange and Item 10(a) of Schedule TO to reflect the most recent balance sheet presented in the financial information incorporated by reference. See Item 1010(a)(4) of Regulation M-A.

18.   It appears you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A. Please explain why you do not believe that pro forma financial information is material in the context of this Offer to Exchange, or revise to provide it in the amended offer materials.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-330-1032, or Eddie Kim at 202-679-6943.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Mergers & Acquisitions